Exhibit 23.2

KPMG LLP 515 Broadway Albany, NY 12207-2974

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Plug Power Inc.:

We consent to the use of our report dated March 10, 2017 with respect to the consolidated balance sheets of Plug Power Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016 incorporated by reference herein.

Albany, New York

December 21, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.